Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by: DryShips Inc.
Subject Company: OceanFreight Inc.
Commission File No. of OceanFreight Inc.: 001-33416

The following is a joint press release issued by Dryships Inc. and OceanFreight Inc. on August 24, 2011.

DRYSHIPS INC. AND OCEANFREIGHT INC. ANNOUNCE THAT DRYSHIPS ACQUIRES MAJORITY OF OCEANFREIGHT SHARES

ATHENS, GREECE – August 24, 2011 - DryShips Inc. (NASDAQ: DRYS) and OceanFreight Inc. (NASDAQ: OCNF) announced today that DryShips has acquired 3,000,856 shares of OceanFreight Inc. The shares were acquired from entities controlled by Mr. Anthony Kandylidis, the CEO of OceanFreight, under a purchase agreement entered into on July 26, 2011. These shares represent a majority of the outstanding shares of OceanFreight. The consideration paid by DryShips for each OceanFreight share consisted of (x) $11.25 in cash and (y) 0.52326 shares of common stock of Ocean Rig UDW Inc, par value of $0.01 per share, with cash paid in lieu of fractional shares. The total consideration paid for those shares was $33,759,671.08 in cash and 1,570,226 shares of Ocean Rig common stock.

The Ocean Rig shares so transferred were outstanding shares held by DryShips. As a result of this transaction, DryShips' percentage ownership of Ocean Rig was reduced from approximately 78% to approximately 77%.

DryShips has agreed to vote the OceanFreight shares that it acquired in favor of the merger of OceanFreight with a subsidiary of DryShips, as contemplated by the merger agreement signed by DryShips and OceanFreight on July 26, 2011.  DryShips holds sufficient OceanFreight shares to approve the merger.  In that merger, DryShips will acquire the remaining outstanding shares of OceanFreight for per share consideration consisting of $11.25 in cash and 0.52326 shares of Ocean Rig shares of Ocean Rig, with cash paid in lieu of fractional shares.  This is the same per share consideration that DryShips paid for the shares it acquired from entities controlled by Mr. Anthony Kandylidis.  The merger is expected to close in the fourth quarter of 2011.

About DryShips

DryShips Inc. is an owner of drybulk carriers and tankers that operate worldwide. Through its majority owned subsidiary, Ocean Rig UDW Inc., DryShips owns and operates 9 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 7 ultra deepwater drillships, 4 of which remain to be delivered to Ocean Rig during 2011 and 2013.  DryShips owns a fleet of 36 drybulk carriers (including newbuildings), comprising 8 Capesize, 26 Panamax and 2 Supramax, with a combined deadweight tonnage of over 3.4 million tons, and 12 tankers (including newbuildings), comprising 6 Suezmax and 6 Aframax, with a combined deadweight tonnage of over 1.6 million tons.

DryShips' common stock is listed on the NASDAQ Global Select Market where it trades under the symbol "DRYS."

About OceanFreight

OceanFreight is an owner and operator of drybulk vessels that operate worldwide. OceanFreight owns a fleet of 6 vessels, comprised of 6 drybulk vessels (4 Capesize and 2 Panamaxes) and has contracted to purchase 5 newbuilding Very Large Ore Carriers (VLOC) with a combined deadweight tonnage of about 1.9 million tons.

OceanFreight Inc.'s common stock is listed on the NASDAQ Global Market where it trades under the symbol "OCNF".

About Ocean Rig

Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry. Ocean Rig owns and operates 9 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 7 ultra deepwater drillships, 4 of which remain to be delivered to the company during 2011 and 2013.

Ocean Rig's common stock currently trades on the OTC market maintained by the Norwegian Association of Stockbroking Companies under the symbol "OCRG."

Filings with the U.S. SEC

Ocean Rig UDW Inc. ("Ocean Rig") plans to file a registration statement on Form F-4 ("Form F-4") with the U.S. SEC in connection with the proposed merger of OceanFreight Inc. ("OceanFreight") with DryShips Inc. ("DryShips").  The Form F-4 will contain a proxy statement/prospectus and other documents.  OceanFreight plans to mail the proxy statement/prospectus contained in the Form F-4 to its shareholders.  The Form F-4 and proxy statement/prospectus will contain important information about DryShips Inc., Ocean Rig, OceanFreight, the merger and related matters.  Investors and shareholders should read the proxy statement/prospectus and the other documents filed with the U.S. SEC in connection with the merger carefully before they make any decision with respect to the merger.  The Form F-4, the proxy statement/prospectus and all other documents filed with the U.S. SEC in connection with the merger will be available when filed, free of charge, on the U.S. SEC's web site at www.sec.gov.  In addition, the proxy statement/prospectus and all other documents filed with the U.S. SEC in connection with the merger will be made available to shareholders, free of charge, by calling, writing or e-mailing:

DryShips contact information:
George Economou
80 Kifissias Avenue
Amaroussion 15125
Athens, Greece
Tel: +011 30 210-80 90-570
Fax: +01130 210 80 90 585
Email:  finance@dryships.com

OceanFreight contact information
Antonis Kandylidis
80 Kifissias Avenue
Athens 15125, Greece
Tel: +30-210-6140283
Fax: +30-210-6140284
Email: management@oceanfreight.com

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com

In addition to the Form F-4 that is expected to be filed by Ocean Rig, the proxy statement/prospectus and the other documents filed with the U.S. SEC in connection with the merger, DryShips and OceanFreight are obligated to file annual reports with, and submit other information to, the U.S. SEC.  You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois.  Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms.  Filings with the U.S. SEC also are available to the public from commercial document–retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about DryShips, Ocean Rig, OceanFreight and the combined businesses of DryShips and OceanFreight after completion of the merger. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. Although DryShips, Ocean Rig and OceanFreight's management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of OceanFreight securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of DryShips, Ocean Rig and OceanFreight, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by DryShips, Ocean Rig and OceanFreight, including those listed under "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" in the proxy statement/prospectus included in the registration statement on Form F-4 that Ocean Rig plans to file with the U.S. SEC. Other than as required by applicable law, DryShips, Ocean Rig and OceanFreight do not undertake any obligation to update or revise any forward-looking information or statements.